505 MILLENNIUM DRIVE ALLEN, TEXAS 75013 800.920.4959 www.PFSweb.com

PFSweb, Inc.

505 Millennium Drive

Allen, TX 75013

June 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	PFSweb, Inc.

Form S-3

File No. 333-201674

Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement on Form S-3 (SEC File No. 333-201674) (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern time on June 8, 2015, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness of this Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PFSweb, Inc.

By:	/s/ Thomas J. Madden

Thomas J. Madden
Executive Vice President

cc. Mitchell Austin (austinm@sec.gov)